FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EARNINGS REPORT

Third Quarter 2010 Earnings Report

October 22, 2010

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the third quarter of 2010.

Summary

Summary				9 months
(Ps. million)	3Q09	3Q10	% Chg	2009	2010	% Chg
Revenues	7,672	9,454	23	22,419	25,815	15
Operating Income	670	663	(1)	1,909	1,946	2
Income before Taxes	349	238	(32)	1,084	1,104	2
Consolidated Net Income	212	150	(29)	727	745	3
Net Income of Majority Interest	134	121	(10)	533	589	10
Adjusted EBITDA	1,164	1,411	21	3,380	3,960	17
Adjusted EBITDA excluding Airports provision	1,164	1,556	34	3,380	4,118	22
Operating Margin	8.7%	7.0%		8.5%	7.5%
Adjusted EBITDA Margin	15.2%	14.9%		15.1%	15.3%
Adjusted EBITDA Margin excluding Airports provision	15.2%	16.5%		15.1%	16.0%
EPS (Ps.)	0.21	0.19		0.99	0.91
EPADS (US$)	0.07	0.06		0.32	0.29
Construction Backlog	39,664	33,733	(15)

ICA’s major business units continued to develop during the third quarter of 2010, achieving double-digit growth in consolidated revenues and Adjusted EBITDA, with increases of 23% and 21%, respectively. The Airports division created a Ps. 145 million provision during the quarter as a result of the bankruptcy filing of the Grupo Mexicana airlines, which negatively affected our results. Excluding this effect, Adjusted EBITDA would have increased 34%, with an Adjusted EBITDA margin of 16.5%.

For the first nine months of 2010, ICA’s revenues and Adjusted EBITDA recorded double-digit growth rates of 15% and 17%, respectively, despite the provision in the Airports division. Net income of majority interest for the first nine months of 2010 was Ps. 589 million, an increase of 10% as compared to the prior year period.

High levels of work continued to be executed on the major civil construction projects including Mexico City’s Metro Line 12, the La Yesca Hydroelectric project, and the Eastern Outlet Tunnel. In Industrial Construction, the four clean fuels projects that were awarded last year and in the first months of the current year began generating significant revenues. As a result, Industrial construction Adjusted EBITDA increased 21% during the quarter. Our construction backlog was Ps. 33,733 million as of September 30, 2010.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	Luz Montemayor (5255) 5272 9991 x 3692 luz.montemayor@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3664 luciana.garcia@ica.com.mx	José Eduardo Ontiveros (5255) 5272 9991 x 3678 jose.ontiveros@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

EARNINGS REPORT

In the concessions division, the Queretaro-Irapuato public-private partnership (PPP) highway went into service in July 2010, increasing to six the total number of operating highway concessions. Housing results also improved, principally because of the consolidation of Los Portales in the results of this segment. Airports recorded growth in passenger traffic, cargo, and double-digit increases in both aeronautical and non-aeronautical revenues.

One of ICA’s medium-term objectives is to develop and sustain a balanced mix of businesses in the construction, infrastructure operations, and housing sectors. We believe that this will maximize growth opportunities, and increase the return on equity. The key to executing this strategy has been and will continue to be to increase significantly our participation in the infrastructure sector. At the same time, our infrastructure investments should be seen as an actively managed portfolio of investments; some will be held to maturity, others will be monetized prior to maturity, based on market developments or opportunities to redeploy capital in new projects.

It is in keeping with this objective that ICA entered into a preliminary, non-binding agreement during the quarter with its tollroad affiliate Red de Carreteras de Occidente (RCO) to transfer two of its PPP highways to RCO in exchange for an increased shareholding in RCO and some cash. (See Current Developments for additional details.)

INVESTOR RELATIONS	www.ica.com.mx	2/24

EARNINGS REPORT

Construction Business Unit

Civil Construction

					9 months
Civil Construction	3Q09	3Q10	% Chg	2009	2010	% Chg
Revenues	4,629	6,144	33	13,598	16,672	23
Operating Income	252	265	5	689	681	(1)
Adjusted EBITDA	471	613	30	1,238	1,502	21
Operating Margin	5.4%	4.3%		5.1%	4.1%
Adjusted EBITDA Margin	10.2%	10.0%		9.1%	9.0%
Debt	6,809	12,434
Cash and Cash Equivalents	1,111	873
Backlog	32,309	24,530	(24)

•	Civil Construction revenues increased principally as a result of execution of the Mexico City Metro Line 12 and the La Yesca hydroelectric project, and projects such as the Eastern Outlet Tunnel.

•
Adjusted EBITDA increased as a result of the execution of the projects mentioned above, an increase in depreciation and amortization, as well as the interest expense included in cost of sales for La Yesca.

•
Debt increased principally due to additional draws on the La Yesca debt facility as a result of approved certifications for completed work on the project. The La Yesca hydroelectric project, which has been undertaken under the financed public works mechanism, accounted for 60% of debt in Civil Construction. The debt is expected to be repaid in full upon project completion.

Largest revenue contribution projects	Executed Work 3Q10 (Ps. Million)	Scheduled Completion
Line 12 Mexico City Subway	1,691	2Q12
La Yesca Hydroelectric Project	934	4Q12
Eastern Outlet Tunnel	292	2Q13
Rio de los Remedios Ecatepec Highway	495	1Q11
Nuevo Necaxa - Tihuatlán Highway	244	2Q12

INVESTOR RELATIONS	www.ica.com.mx	3/24

EARNINGS REPORT

Industrial Construction

					9 months
Industrial Construction	3Q09	3Q10	% Chg	2009	2010	% Chg
Revenues	947	1,152	22	3,192	2,731	(14)
Operating Income	22	28	26	164	69	(58)
Adjusted EBITDA	33	40	21	220	117	(47)
Operating Margin	2.3%	2.4%		5.1%	2.5%
Adjusted EBITDA Margin	3.5%	3.4%		6.9%	4.3%
Debt	520	254
Cash and Cash Equivalents	608	464
Backlog	6,889	8,963	30

•
Revenues increased compared to 3Q09 because of the execution of projects including the Poza Rica cryogenic plant and the four clean fuels projects at the Salina Cruz, Madero, Cadereyta, and Minatitlán refineries, which were not generating revenues in the prior year period.

•	Debt decreased principally as a result of a lower requirement for working capital financing on the Chicontepec II project, and the completion of the financing for the Dos Bocas terminal project.

•
Industrial Construction backlog increased 30% as compared to September 30, 2009 as a result of the award of new projects including the clean fuels projects for the Minatitlán and Salina Cruz refineries and increases in other previously awarded contracts during 3Q10. Industrial Construction backlog accounts for 27% of total Backlog, as compared to 9% as of September 30, 2009.

Largest revenue contribution projects	Executed Work 3Q10 (Ps. Million)	Scheduled Completion
Poza Rica 1 Criogenic Plant	211	4Q11
Madero Clean Gasoline Plant	176	1Q13
Cadereyta Clean Gasoline Plant	153	3Q12

INVESTOR RELATIONS	www.ica.com.mx	4/24

EARNINGS REPORT

Rodio

					9 months
Rodio	3Q09	3Q10	% Chg	2009	2010	% Chg
Revenues	461	314	(32)	1,296	1,134	(12)
Operating Income	24	(23)		39	14	(64)
Adjusted EBITDA	40	(2)		91	64	(30)
Operating Margin	5.2%	-7.3%		3.0%	1.3%
Adjusted EBITDA Margin	8.6%	-0.5%		7.1%	5.6%
Debt	227	189
Cash and Cash Equivalents	52	77
Backlog	466	240	(49)

•
Despite positive results in Morocco, Central America, and Mexico, revenues and operating margins decreased because of the economic recession in Spain and Portugal. The infrastructure market in Spain has been affected by cuts in government budgets, which resulted in the cancellation of some projects and delays in the startup of others.

•	Rodio has implemented a restructuring to adapt the organization to current market conditions and has created a provision for this restructuring.

INVESTOR RELATIONS	www.ica.com.mx	5/24

EARNINGS REPORT

Construction Backlog

As of September 30, 2010		Current Backlog	Termination Date	Total Contract (Ps. million)	Project Progress (%)
Civil Construction	72%	24,530
Mitla Tehuantepec Highway		5,567	4Q13	5,591	0
Eastern Outlet Tunnel		3,152	2Q13	4,729	33
Rio de los Remedios Ecatepec Highway		2,350	1Q11	5,134	54
Atotonilco Water Treatment Plant		1,743	3Q13	1,743	0
Line 12 Mexico City Subway		1,441	2Q12	7,923	82
La Yesca Hydroelectric Project		1,434	4Q12	10,223	86
PAC-4		1,381	4Q13	1,443	4
Nuevo Necaxa - Tihuatlán Highway		1,315	2Q12	1,798	27
El Realito Aqueduct		1,053	1Q12	1,053	0
Rio Verde - Ciudad Valles Highway		1,035	3Q11	2,617	60
Other Civil Construction Projects		4,061

Industrial Construction	27%	8,963
Salina Cruz Clean Gasoline Plant		2,219	2Q13	2,357	6
Madero Clean Gasoline Plant		2,047	1Q13	2,434	16
Minatitlán Clean Gasoline Plant		1,537	2Q13	1,603	4
Cadereyta Clean Gasoline Plant		1,451	3Q12	1,762	18
Poza Rica Criogenic Plant		996	4Q11	1,788	44
Other Industrial Construction Projects		714

Rodio	1%	240
Projects in Spain, Morocco, Mexico and Central America		240

Total		33,733

•
Construction backlog was Ps. 33,733 million as of September 30, 2010. Civil Construction accounted for 72% of backlog, Industrial Construction 27%, and Rodio 1%. Backlog was the equivalent of 13 months work at 3Q10 levels.

•	Net contract additions and new contracts totaled Ps. 1,635 million in 3Q10. The largest portion of the increase resulted from additions to existing contracts.

•
44% of Backlog corresponded to the Mitla-Tehuantepec highway, the Atotonilco water treatment plant, and the four clean fuels projects. In aggregate, these projects were 7% completed as of September 30, 2010.

•	59% of projects were fixed price contracts, 15% were unit price contracts, and 26% had both unit price and fixed price components.

•
Foreign currency denominated projects were 26% of Backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the clean fuels projects, and the PAC-4 contract in Panama.

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 0.21 during 3Q10.

INVESTOR RELATIONS	www.ica.com.mx	6/24

EARNINGS REPORT

Backlog	million pesos	Projected Months of Work *
Balance, June 30, 2010	39,709	17
New contracts and net contract additions	1,635	1
Work executed	7,611	3
Balance, September 30, 2010	33,733	13

Share of Backlog
Projects in Mexico	95%
Projects outside Mexico	5%
Public sector clients	97%
Private sector clients	3%
* Estimated using construction revenues of 3Q10

Infrastructure

Concessions

					9 months
Concessions	3Q09	3Q10	% Chg	2009	2010	% Chg
Total Revenues	602	696	16	1,668	1,979	19
Traffic	311	320	3	900	944	5
Financial	132	170	29	327	512	57
Services	83	113	35	242	300	24
Construction	76	93	23	200	223	12
Operating Income	122	119	(3)	413	473	14
Adjusted EBITDA	290	367	27	876	1,186	35
Operating Margin	20.3%	17.1%		24.8%	23.9%
Adjusted EBITDA Margin	48.1%	52.6%		52.5%	59.9%
Debt	10,004	12,124	21
Cash and Cash Equivalents	1,854	1,502	(19)

•	The Queretaro-Irapuato PPP highway started operations in July 2010, becoming ICA’s sixth operating highway concession.

•
Revenues increased compared to 3Q09 principally because of an increase in revenues generated by projects under construction, principally the Nuevo Necaxa-Tihuatlán, Rio Verde-Ciudad Valles, and Querétaro- Irapuato highways.

•
Adjusted EBITDA increased principally as a result of an increase in net interest expense included in cost of sales from the growing number of financed projects under construction, as well as a reduction in the costs of some operating concessions.

•
Debt increased as a result of the advance in the execution of projects that are under construction, principally the Río Verde-Ciudad Valles highway, the Nuevo Necaxa-Tihuatlán highway, Aqueduct II, and the La Piedad bypass.

•	ICA has five concessioned water projects and 11 highways. Of the 16 concessions, seven are in operation.

INVESTOR RELATIONS	www.ica.com.mx	7/24

EARNINGS REPORT

Highways	% Ownership	Equity + Debt	Length (km)	Type	Beg. of Operations	Avg. Daily Traffic Volume (ADTV)
					Startup	3Q09	3Q10	9M09	9M10
Acapulco Tunnel	100%	1,814	6	Toll	1994	9,321	8,975	8,626	8,269
Corredor Sur	100%	2,367	20	Toll	2000	43,418	46,928	42,600	47,527
RCO (FARAC 1)	13.6%	6,101	618	Toll	2007	9,036	9,332	7,966	8,591
Mayab Consortium	100%	1,292	242	Toll	2008	2,711	2,614	2,001	2,018
Irapuato- La Piedad	100%	813	74	PPP	2008	9,230	9,205	8,975	9,004
Queretaro-Irapuato	100%	1,775	93	PPP	2010	-	14,983	-	14,673

Under Construction
Río Verde - Cd. Valles	100%	1,967	113	PPP+Toll	2011
La Piedad Bypass	100%	829	21	PPP+Toll	2011
Rio de los Remedios	50%	2,616	26	Toll	2011
N.Necaxa Tihuatlan	50%	1,725	85	PPP+Toll	2012
Mitla Tehuantepec	100%	-	169	PPP+Toll	2014

Water projects	% Ownership	Equity + Debt Investment	Capacity (m3 mm)	Type	Beg. of Operations	Total Volume (million m3)
						3Q09	3Q10	9M09	9M10
Cd. Acuña	100%	318	0.5	Tariff	1998	2.61	1.04	7.56	6.67

Under Construction
Aqueduct II	42%	971	1.5	Tariff	2010
El Realito	51%	6	1.0	Tariff	2012
Agua Prieta	50%	4	8.5	Tariff	2012
Atotonilco	10.2%	-	42	Tariff	2013

INVESTOR RELATIONS	www.ica.com.mx	8/24

EARNINGS REPORT

Airports

					9 months
Airports	3Q09	3Q10	% Chg	2009	2010	% Chg
Total Revenues	488	569	17	1,414	1,608	14
Aeronautical	396	442	12	1,147	1,255	9
Non- Aeronautical	91	126	38	267	353	32
Operating Income	171	54	(69)	490	411	(16)
Adjusted EBITDA	278	167	(40)	792	746	(6)
Adjusted EBITDA excluding Airports provision	278	312	12	792	891	13
Operating Margin	35.1%	9.4%		34.6%	25.5%
Adjusted EBITDA Margin	57.1%	29.4%		56.1%	46.4%
Adjusted EBITDA Margin excluding Airports provision	57.1%	54.9%		56.1%	55.4%
Debt	2,964	3,339	13
Cash and Cash Equivalents	257	453	76
Total Assets	10,746	10,487	(2)

					9 months
(millions)	3Q09	3Q10	% Chg	2009	2010	% Chg
Total passenger traffic	2.97	3.10	4.3	8.72	8.78	0.6
Domestic	2.59	2.67	2.7	7.35	7.32	(0.5)
International	0.38	0.44	14.9	1.37	1.46	6.2
Cargo Units (=100kg)	0.19	0.24	28.9	0.50	0.68	35.8

•	The Airports division includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA).

•
During the third quarter of 2010, total revenues increased 17%; aeronautical revenues grew 12% and non-aeronautical revenues grew 38%. Noteworthy were the increased revenues generated by the NH Terminal 2 Hotel at the Mexico City International Airport, other leases (+25%), advertising (+22%), restaurants (+25%), and OMA Carga (+50%), as well as increases in passenger charges. As a result of the bankruptcy filing by the airlines of Grupo Mexicana (Mexicana de Aviación, Click Mexicana, and Mexicana Link) and their suspension of operations, the Company created a provision for Ps. 145 million, equivalent to 100% of Grupo Mexicana receivables. This provision is recorded under cost of services and affected operating income and Adjusted EBITDA.

•	Passenger traffic grew 4.3%. The NH Terminal 2 Hotel in the Mexico City International Airport continued to increase its average occupancy rate, reaching 71% in the quarter and 83% in September.

•	Operating income and Adjusted EBITDA decreased 69% and 40%, respectively, as a result of the Grupo Mexicana provision. Excluding this effect, Adjusted EBITDA would have increased 12% in 3Q10.

•	OMA has started the legal proceedings to recover the accounts receivable with Grupo Mexicana.

•
The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	9/24

EARNINGS REPORT

Housing Development

					9 months
Housing	3Q09	3Q10	% Chg	2009	2010	% Chg
Total Revenues	572	794	39	1,617	2,203	36
Operating Income	35	93	167	116	206	78
Adjusted EBITDA	20	119	505	161	287	78
Operating Margin	6.1%	11.8%		7.2%	9.4%
Adjusted EBITDA Margin	3.4%	15.0%		10.0%	13.0%
Net Income	36	58	64	115	173	51
Debt	1,589	1,566	(1)
Cash and Cash Equivalents	74	146	96

					9 months
Units Sold	3Q09	3Q10	% Chg	2009	2010	% Chg
Total	1,727	1,832	6	4,931	5,080	3
Entry level	62%	61%		68%	57%
Middle income	11%	8%		10%	8%
Economical	14%	22%		8%	24%
Traditional	13%	9%		13%	11%

•
Housing revenues increased principally because of the reclassification of our participation in Los Portales in this segment effective this quarter (See Notes) and the sale of a parcel of land in Cancún, which also positively affected the Adjusted EBITDA margin during the quarter.

•	The proportional share of Los Portales’ revenues in 3Q10 was Ps. 174 million.

•	ViveICA sold 1,832 units in 3Q10, at an average price of Ps. 304,813.

•	At the end of 3Q10, ViveICA had 25 projects underway in 11 states in Mexico.

•	The land reserve as of September 30, 2010 was 1,746 hectares, equivalent to 85,223 units.

INVESTOR RELATIONS	www.ica.com.mx	10/24

EARNINGS REPORT

Consolidated Results

	Third Quarter					9 months
		3Q09		3Q10	% Chg		2009		2010	% Chg
	(Ps. Million)
Revenues		7,672		9,454	23		22,419		25,815	15
Costs		6,471		8,101	25		19,001		22,099	16
Gross profit		1,201		1,352	13		3,419		3,716	9
Selling, general and operating expenses		531		689	30		1,510		1,769	17
Operating Income		670		663	(1)		1,909		1,946	2
Other income (loss), net		(41)		(77)	87		26		(45)
Comprehensive financing (cost)		(219)		(311)	42		(600)		(696)	16
Interest Expense		(243)		(328)	35		(774)		(866)	12
Interest Income		82		82	1		239		253	6
Exchange (Loss) Gain		(56)		(34)	(38)		(82)		10
Financial derivative effects		(2)		(31)	1,793		17		(93)
Share in net income (loss) of affiliated companies		(61)		(37)	(39)		(251)		(101)	(60)
Income before taxes		349		238	(32)		1,084		1,104	2
Taxes		136		88	(36)		358		359	0
Consolidated net income		212		150	(29)		727		745	3
Net income of minority interest		79		29	(63)		194		157	(19)
Net income of majority interest		134		121	(10)		533		589	10
Adjusted EBITDA		1,164		1,411	21		3,380		3,960	17
Earnings per share (Ps.)	Ps.	0.21	Ps.	0.19		Ps.	0.99	Ps.	0.91
Earnings per ADS (US$)	US$	0.07	US$	0.06		US$	0.32	US$	0.29
Weighted average shares outstanding (millions)		628.51		649.43			538.67		647.76

•
Revenues increased 23% to Ps. 9,454 million in 3Q10, as compared to Ps. 7,672 million in 3Q09. Five of the six divisions recorded growth in revenues. Civil Construction accounted for 85% of the increase in revenues, followed by Housing and Industrial Construction.

•
Cost of sales increased 25% during the quarter. Cost of sales includes a provision for doubtful accounts of Ps. 145 million in the Airports division. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

•
Selling, general, and administrative expenses increased to 7.3% of revenues from 6.9% because of the addition of new business units, such as COTRISA and the proportional consolidation of Los Portales starting 2Q10, and an increase in bid preparation and promotion expenses.

•
Operating income was Ps. 663 million in 3Q10, a decrease of 1%. The Construction segment contributed 45% of operating income, Infrastructure 26%, and Housing 10%. The consolidated operating margin was 7.0%, as compared to 8.7% in 3Q09. Excluding OMA’s provision for Mexicana in the Airports division, operating income would have increased 21% and the operating margin would have been 8.5%.

•
Adjusted EBITDA was Ps. 1,411 million, an increase of 21% over 3Q09. Construction contributed 48% and Concessions 26% of the total. Adjusted EBITDA, excluding the effect of the Airports provision, would have increased 34%, with a margin of 16.5%.

•	Other Income (loss) was a loss of Ps. 77 million, as a result of a decrease in fixed assets and the provision of Rodio restructuring.

•	Comprehensive financing cost increased principally as a result of higher interest expense which was partially offset by a smaller exchange loss.

INVESTOR RELATIONS	www.ica.com.mx	11/24

EARNINGS REPORT

•
Share of net loss of unconsolidated affiliates was Ps. 37 million, as compared to a loss of Ps. 61 million in the prior year period. The improved result reflects improved results of Red de Carreteras del Occidente (RCO), the operator of the FARAC I tollroad.

•	Income before taxes totaled Ps. 238 million, a decrease of 32%.

•	Taxes were Ps. 88 million, with an effective tax rate was 37%.

•	Consolidated net income was Ps. 150 million in 3Q10, a decrease of 29%.

•	Net income of majority interest was Ps. 121 million, a decrease of 10%.

o	Earning per share were Ps. 0.19.

o	Earnings per ADS were US$ 0.06.

Adjusted EBITDA

(Ps. Million)	3Q09	3Q10	% Chg	9M09	9M10	% Chg
Net income of majority interest	134	121	(10)	533	589	10
Net income of minority interest	79	29	(63)	194	157	(19)
Taxes	136	88	(36)	358	359	0
Share in (loss) income of affiliated companies	(61)	(37)	(39)	(251)	(101)	(60)
Comprehensive financing (cost)	(219)	(311)	42	(600)	(696)	16
Other income (expense), net	(41)	(77)	87	26	(45)
Depreciation and amortization	317	432	36	920	1,125	22
Net interest expense included in cost of sales	177	316	79	551	889	61
Adjusted EBITDA	1,164	1,411	21	3,380	3,960	17
Adjusted EBITDA Margin	15.2%	14.9%		15.1%	15.3%

•
Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our subsidiaries’ financing agreements.

INVESTOR RELATIONS	www.ica.com.mx	12/24

EARNINGS REPORT

Debt

		September 30
Total debt (Ps.million)		2009	2010	% Var
Short Term		4,406	5,413	23
Long Term		17,977	24,492	36
Total Debt		22,383	29,905	34
Total Cash		4,962	3,618	(27)
Net Debt		17,421	26,287	51
Weighted average interest rate		8.7%	9.1%

Debt by type of currency	Short Term		Long Term
(Ps. million)	MXN	FX	MXN	FX
Civil	1,871	866	1,902	7,795
Industrial	254	-	-	-
Rodio	-	126	-	63
Concessions	317	996	9,070	1,741
Airports	187	-	3,152	-
Housing	736	60	648	122
Subtotal	3,365	2,048	14,771	9,721
Total	5,413		24,492
Total Debt	29,905

•
Debt increased as a result of the execution of projects that require financing, and in accordance with the terms of the financings for those projects. ICA expects that debt will continue to increase in step with the advance in the construction of financed projects, which include the concessions under construction and the La Yesca hydroelectric project.

•	75% percent of debt is bank debt and 25% is securities debt, principally for concessions.

•
18% of debt is short-term. Of this, 58% represents working capital lines for Civil Construction, Industrial Construction, and Rodio; 27% is in the Infrastructure segment, and includes the current portion of long-term debt and OMA working capital lines; and 15% is in Housing Development, for construction loans and working capital lines.

•	Long-term debt is 82% of total debt: 57% is in Concessions and Airports; 30% is for the La Yesca hydroelectric project; and the balance is for structured financings in Housing and Civil Construction.

•	ICA’s policy is to contract financing in the same currency as the source of repayment; 39% of total debt is denominated in foreign currencies, principally U.S. dollars.

•	100% of debt is related to projects; ICA has no debt at the holding company level.

Debt maturity profile	2010	2011	2012	2013	+ 2014
Total	4,943	469	9,336	2,502	12,654
Bank Debt	4,841	331	8,872	2,124	6,122
Securities Debt	102	138	464	378	6,533

INVESTOR RELATIONS	www.ica.com.mx	13/24

EARNINGS REPORT

Financial Derivative Instruments

			Mark to Market (Ps. million)
Project	Type of Instrument	06/30/2010	09/30/2010	10/19/2010
Consolidated Subsidiaries
La Yesca Hydroelectric Project	CAP	3	1	1
	Floor	(338)	(334)	(350)
	FX Fwd	(189)	(140)	(112)
Querétaro- Irapuato	SWAPTION	(58)	(60)	(65)
Irapuato- La Piedad	CAP	-	0
Acapulco Tunnel	CAP	2	5
Aqueduct II*	CAP	-	-
Nuevo Necaxa- Tihuatlán*	SWAP	(380)	(537)	(539)
ICA, Río de la Compañía Tunnel	FX SWAP	(1)	2
ICA, Leasing credit line	CAP	-	-
ICA Viabilis	SWAP	-	-
Rio Verde- Cd. Valles Highway	SWAP	(331)	(389)	(402)
La Piedad Bypass	SWAP	(62)	(102)	(105)
Aeroinvest	SWAP	(3)	(3)
Cotrisa	FX Fwd / Fx CAP	3	-
ICA, Tunnel Boring Machine	Fx Option/Swap	-	(19)

Non consolidated affiliates
FARAC1, RCO	SWAP UDIS	(311)	(506)	(549)
* Proportional consolidation

INVESTOR RELATIONS	www.ica.com.mx	14/24

EARNINGS REPORT

Current Developments

Agreement to Sell the Corredor Sur Concession in Panama: On March 25, 2010, ICA announced that it had reached a non-binding agreement with the Government of Panama to sell it the Corredor Sur tollroad for US$420 million. As of today, the negotiation of the definitive agreement and documentation between ICA and the Government of Panama continues.

Potential Transfer of the Irapuato – La Piedad and Querétaro – Irapuato Projects to RCO: On September 9, 2010, ICA announced that it entered into a non-binding letter of intent with Red de Carreteras de Occidente, S.A.P.I.B. de C.V. (“RCO”) to transfer 100% of ICA’s shares in Concesionaria Irapuato La Piedad, S.A. de C.V. (“CONIPSA”) and Concesionaria de Vías Irapuato Queretaro, S.A. de C.V. (“COVIQSA”) to RCO. In exchange for the shares in CONIPSA and COVIQSA, ICA would receive consideration in cash and, principally, additional shares in RCO. As of today, ICA and RCO continue to negotiate the definitive documentation, and are taking the steps to obtain the required governmental and corporate approvals, as well as to meet such other conditions precedent that are standard for these kinds of transactions.

Campeche Playa/Faros de Panamá: In September 2010, ICA announced that it took control of the Board of Directors of the companies developing the Campeche Playa, Golf, Marina & Spa Resort project, exercising its rights as a creditor for the project. ICA took this action in order to protect its investment in this tourism project in the State of Campeche, after continued failure by the developers to meet their commitments.

ICA has acted as the general contractor for the project, and had accounts receivable related to the project totaling approximately Ps. 1,600 million as of September 30, 2010. These financings are secured by 94% of the shares of the development companies and substantially all their assets, which include the buildings under construction, a golf course, and more than 289 hectares of prime beach front land.

The foreclosure on the property and other collateral is in process. However, there is ongoing litigation and dispute resolution proceedings related to the foreclosure on the project, the control of the Board of Directors and the related construction contracts. While ICA believes that an adverse decision on these proceedings is unlikely, the Company can provide no assurance that the accounts receivable related to the project will be collected or litigation will not delay or otherwise affect the completion of the project.

In addition, ICA has accounts receivable totaling approximately US$43 million with the same developer for the construction work on the foundation of the Faros de Panamá project, in Panama City, Panama. This receivable is secured by a mortgage on the land where the project is located. The process for foreclosing on this mortgage is advancing satisfactorily. The appraised value of the underlying property fully covers the amount of the receivable.

INVESTOR RELATIONS	www.ica.com.mx	15/24

EARNINGS REPORT

Conference Call Invitation

•
ICA invites you to participate in a conference call on Monday, October 25, at 9:00 am Eastern Time (8:00 am Mexico City time). In order to participate, please call toll-free 1-877-941-2069 from the U.S. or 1-480-629-9713 internationally. The conference ID is 4375435. A replay will be available until November 1, 2010 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, with the same reference code.

•	The conference call will also be available via Webcast.

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83646&eventID=3437141

INVESTOR RELATIONS	www.ica.com.mx	16/24

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Statement of Income

	Third Quarter							9 months
		3Q09		3Q10	% Chg		2009		2010	% Chg
	(Ps. Million)
Revenues		7,672		9,454	23		22,419		25,815	15
Costs		6,471		8,101	25		19,001		22,099	16
Gross profit		1,201		1,352	13		3,419		3,716	9
Selling, general and operating expenses		531		689	30		1,510		1,769	17
Operating Income		670		663	(1)		1,909		1,946	2
Other income (loss), net		(41)		(77)	87		26		(45)
Comprehensive financing (cost)		(219)		(311)	42		(600)		(696)	16
Interest Expense		(243)		(328)	35		(774)		(866)	12
Interest Income		82		82	1		239		253	6
Exchange (Loss) Gain		(56)		(34)	(38)		(82)		10
Financial derivative effects		(2)		(31)	1,793		17		(93)
Share in net income (loss) of affiliated companies		(61)		(37)	(39)		(251)		(101)	(60)
Income before taxes		349		238	(32)		1,084		1,104	2
Taxes		136		88	(36)		358		359	0
Consolidated net income		212		150	(29)		727		745	3
Net income of minority interest		79		29	(63)		194		157	(19)
Net income of majority interest		134		121	(10)		533		589	10
Adjusted EBITDA		1,164		1,411	21		3,380		3,960	17
Earnings per share (Ps.)	Ps.	0.21	Ps.	0.19		Ps.	0.99	Ps.	0.91
Earnings per ADS (US$)	US$	0.07	US$	0.06		US$	0.32	US$	0.29
Weighted average shares outstanding (millions)		628.51		649.43			538.67		647.76

INVESTOR RELATIONS	www.ica.com.mx	17/24

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Balance Sheet

	September 30,
	2009	2010
	(Ps. Million)
Assets
Short Term Cash and Cash Equivalents	4,962	3,618
Trade and Contract Receivables	8,562	10,504
Other Receivables	2,589	2,110
Inventories	3,662	4,273
Other Current Assets	1,403	1,656
Total Current Assets	21,177	22,161
Trade and Contract Receivables	8,588	14,169
Restricted Cash	468	418
Investment in Subsidiaries & Affiliates	250	78
Other Investments	23,275	27,391
Investment in Concessions	21,138	24,859
Long Term Inventories	2,136	2,532
Long Term Assets	32,581	42,056
Property, Plant and Equipment Net	3,726	4,482
Other Assets	2,628	4,155
Total Assets	60,112	72,854
Liabilities
Accounts Payable	3,668	5,470
Current Debt	4,406	5,413
Other Current Liabilities	8,091	8,180
Total Current Liabilities	16,165	19,062
Long-Term Debt	17,977	24,492
Other Noncurrent Liabilities	4,617	8,525
Total Liabilities	38,760	52,079
Majority Stockholders' Equity	17,717	16,790
Minority Interest in Consolidated Subsidiaries	3,635	3,985
Stockholders' Equity	21,353	20,775

Total Liabilities and Stockholders' Equity	60,112	72,854

INVESTOR RELATIONS	www.ica.com.mx	18/24

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

	9 months
	2009	2010
	(Ps. Million)
Operating Activities
Income before taxes	1,084	1,104

Items in income that do not affect cash	2,172	2,481
Resources used in operations	(6,220)	(7,011)
Net flow from operating activities	(2,964)	(3,426)

Investing activities
Acquisition of businesses	(114)	(116)
Acquisition of real estate, machinery and equipment	(598)	(475)
Acquisition of other long term assets	(2,053)	(1,965)
Sale of real estate, machinery and equipment	167	37
Others	8	192
Net flow from investing activities	(2,590)	(2,328)

Financing activities
Borrowings	6,460	10,252
Debt payments	(2,032)	(3,148)
Interest expense	(1,172)	(1,117)
Financial lease payments	(16)	(27)
Decreases in minority interest	(150)	(172)
Increases in majority shareholders' equity	2,992	4
Share repurchases	(8)	-
Financing for financial derivatives	(333)	(447)
Net cash flow from financing activities	5,741	5,344
Net change in cash and cash equivalents	187	(410)
Adjustments in cash flow for exchange variations	11	(80)
Cash and cash equivalents at beginning of period	5,232	4,511
Cash and cash equivalents at end of period	5,430	4,021

INVESTOR RELATIONS	www.ica.com.mx	19/24

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, Third Quarter

	3Q09	3Q10	%Var		3Q09	3Q10	%Var		3Q09	3Q10

		Revenues		X	Operating Income			X	Operating Margin
Civil	4,629	6,144	33		252	265	5		5.4%	4.3%
Industrial	947	1,152	22		22	28	26		2.3%	2.4%
Rodio	461	314	(32)		24	(23)			5.2%	-7.3%
Construction	6,036	7,611	26		298	270	(9)		4.9%	3.6%
Housing	572	794	39		35	93	167		6.1%	11.8%
Other Concessions	602	696	16		122	119	(3)		20.3%	17.1%
Airports	488	569	17		171	54	(69)		35.1%	9.4%
Infrastructure	1,090	1,265	16		293	172	(41)		26.9%	13.6%
Other*	(26)	(215)	727		44	127	191
TOTAL	7,672	9,454	23		670	663	(1)		8.7%	7.0%

	Depr. & Amort.				Adjusted EBITDA				Adjusted EBITDA Margin
Civil	119	181	51		471	613	30		10.2%	10.0%
Industrial	8	12	40		33	40	21		3.5%	3.4%
Rodio	16	21	35		40	(2)			8.6%	-0.5%
Construction	144	214	49		543	651	20		9.0%	8.6%
Housing	2	7	330		20	119	505		3.4%	15.0%
Other Concessions	68	87	29		290	367	27		48.1%	52.6%
Airports	107	114	6		278	167	(40)		57.1%	29.4%
Infrastructure	175	201	15		568	534	(6)		52.1%	42.2%
Other*	(3)	10			33	108	226
TOTAL	317	432	36		1,164	1,411	21		15.2%	14.9%

	Total Assets				Debt	IV-06	% Var.		Capital Expenditures
Civil	21,528	32,087	49		6,809	12,434	83		235	(56)
Industrial	3,100	2,424	(22)		520	254	(51)		3	2	(22)
Rodio	1,379	1,183	(14)		227	189	(17)		(50)	2
Construction	26,007	35,693	37		7,556	12,876	70		188	(51)
Housing	5,433	7,468	37		1,589	1,566	(1)		4	38
Other Concessions	19,813	23,801	20		10,004	12,124	21		530	873	65
Airports	10,746	10,487	(2)		2,964	3,339	13		439	(20)
Infrastructure	30,559	34,287	12		12,968	15,463	19		970	853	(12)
Other*	(1,887)	(4,594)	143		270	-			2	2	(5)
TOTAL	60,112	72,854	21		22,383	29,905	34		1,163	842	(28)

*Other includes holding company and consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	20/24

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, First Nine Months

	2009	2010	%Var	2009	2010	%Var	2008	2009

		Revenues		Operating Income			Operating Margin
Civil	13,598	16,672	23	689	681	(1)	5.1%	4.1%
Industrial	3,192	2,731	(14)	164	69	(58)	5.1%	2.5%
Rodio	1,296	1,134	(12)	39	14	(64)	3.0%	1.3%
Construction	18,086	20,537	14	892	765	(14)	4.9%	3.7%
Housing	1,617	2,203	36	116	206	78	7.2%	9.4%
Other Concessions	1,668	1,979	19	413	473	14	24.8%	23.9%
Airports	1,414	1,608	14	490	411	(16)	34.6%	25.5%
Infrastructure	3,081	3,588	16	903	884	(2)	29.3%	24.6%
Other*	(365)	(514)	41	(2)	91
TOTAL	22,419	25,815	15	1,909	1,946	2	8.5%	7.5%

	Depr. & Amort.			Adjusted EBITDA			Adjusted EBITDA Margin
Civil	334	445	34	1,238	1,502	21	9.1%	9.0%
Industrial	26	29	11	220	117	(47)	6.9%	4.3%
Rodio	52	50	(5)	91	64	(30)	7.1%	5.6%
Construction	412	524	27	1,549	1,683	9	8.6%	8.2%
Housing	4	14	259	161	287	78	10.0%	13.0%
Other Concessions	199	240	20	876	1,186	35	52.5%	59.9%
Airports	303	336	11	792	746	(6)	56.1%	46.4%
Infrastructure	502	575	15	1,669	1,933	16	54.2%	53.9%
Other*	3	12	249	1	58	3,985
TOTAL	920	1,125	22	3,380	3,960	17	15.1%	15.3%

	Total Assets			Debt	IV-06	% Var.	Capital Expenditures
Civil	21,528	32,087	49	6,809	12,434	83	678	686	1
Industrial	3,100	2,424	(22)	520	254	(51)	22	18	(20)
Rodio	1,379	1,183	(14)	227	189	(17)	-	14
Construction	26,007	35,693	37	7,556	12,876	70	700	717	3
Housing	5,433	7,468	37	1,589	1,566	(1)	4	42	877
Other Concessions	19,813	23,801	20	10,004	12,124	21	1,330	1,908	43
Airports	10,746	10,487	(2)	2,964	3,339	13	905	-
Infrastructure	30,559	34,287	12	12,968	15,463	19	2,234	1,908	(15)
Other*	(1,887)	(4,594)	143	270	-		4	8	100
TOTAL	60,112	72,854	21	22,383	29,905	34	2,942	2,675	(9)

*Other includes holding company and consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	21/24

EARNINGS REPORT

Notes and disclaimers

Mexican Financial Reporting Standards (MFRS): Financial statements and other information are presented in accordance with Mexican Financial Reporting Standards and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Unaudited financials: Financial statements are unaudited, preliminary statements.

Prior period comparisons: Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Early adoption of International Financial Reporting Standards: In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. The U.S. Securities and Exchange Commission (SEC) allows foreign issuers, to eliminate the reconciliation of financial statements prepared in accordance with Mexican Financial Reporting Standards (MFRS) with U.S. GAAP, if the statements are prepared under IFRS.

The Board of Directors agreed to elect early adoption of IFRS for the year ending December 31, 2011, and to consider January 1, 2010 as “the start date for the transition period.”

Since Mexican Financial Reporting Standards are in the process of convergence with IFRS and since the process of adopting the norms applicable to the principal business activities of the Company (construction, concessions, and housing) has been completed, the effects of the differences between the two norms is not expected to be significant. Following are the unaudited estimated effects of the change on the opening balance sheet (January 1, 2010) as a result of the differences between the two accounting standards. The Company will continue its process of quantification, and the estimated figures may change until this process has been concluded and has been reviewed by the Company’s external auditors.

INVESTOR RELATIONS	www.ica.com.mx	22/24

EARNINGS REPORT

Recalculation of financial statements:

a)
During 2Q10, we increased our shareholding Los Portales, S.A., in Peru from 18% to 50%, and began proportional consolidation of its results. For 2Q10, Los Portales was included in the Infrastructure segment. However, since its principal business is in the real estate development area, it was decided to include it in the Housing segment. In order to make comparable the segment information, the results previously reported for 2Q10 have been recalculated. The effect of the recalculation on the Housing and Infrastructure segments is shown below:

b)
The financial statements previously issued for the period ended September 30, 2009 were recalculated as the result of the adoption of NIF B-8, “Consolidated or combined financial statements.” As a result, ICA adopted the proportional consolidation method for the results of its subsidiary ICA Fluor, which is a joint investment with Fluor Corporation. This NIF establishes that full consolidation of a subsidiary requires control, defined as the power to decide financial and operating policies, and not simply holding a majority of voting shares. As a result of the application of this norm, net income of majority interest is unchanged. However, revenues and expenses, as well as assets and liabilities are consolidated 51%. Previously, ICA Fluor was consolidated 100%. Financial statements for prior periods have been recalculated.

INVESTOR RELATIONS	www.ica.com.mx	23/24

EARNINGS REPORT

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.535 per U.S. dollar.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in Mexican Financial Reporting Standards (MFRS). Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives. ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by third party experts, and supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	24/24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer